77 C Exhibit

Special Meeting of Members of PNC Long Short Fund LLC (the
"Company") was held on August 31. 2010. The matter voted on was as follows:

2.  New investment advisory agreement among PNC
Long-Short Master Fund LLC, PNC Capital Advisors,
LLC and Robeco Investment Management, Inc.


Results of the vote:

Interests For          Interests Against       Interests Abstained
99.657%                     0.00%                  0.343%